SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            -----------------------

                                 Amendment No. 1
                                      To
                                SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                            -----------------------

                        AMERICAN REPUBLIC REALTY FUND I
                           (Name of Subject Company)

                             MP VALUE FUND 5, LLC
                               MORAGA FUND, L.P.
                    MACKENZIE PATTERSON SPECIAL FUND, L.P.
             ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

                                   (Bidders)

                         LIMITED PARTNERSHIP INTERESTS
                        (Title of Class of Securities)

                                     NONE
                     (CUSIP Number of Class of Securities)
                            -----------------------
                                              Copy to:
C.E. Patterson                                Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                     Derenthal & Dannhauser
1640 School Street                            One Post Street, Suite 575
Moraga, California  94556                     San Francisco, California  94104
(925) 631-9100                               (415) 981-4844

                  (Name, Address and Telephone Number of
                 Person Authorized to Receive Notices and
                    Communications on Behalf of Bidder)

CUSIP NO.   None          14D-1                              Page 2 of ___ Pages



1.     Name of Reporting Person
       S.S. or I.R.S. Identification Nos. of Above Person

       MORAGA FUND, L.P.

2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.     SEC Use Only

4.     Sources of Funds (See Instructions)

               WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.     Citizenship or Place of Organization

               California

7.     Aggregate Amount Beneficially Owned by Each Reporting Person       851.5


8.     Check if the Aggregate in Row (7) Excludes Certain Shares
       (See Instructions)

                                                                             --

9.     Percent of Class Represented by Amount in Row (7)                  7.74%


10.    Type of Reporting Person (See Instructions)

                PN

CUSIP NO.   None         14D-1                              Page 3 of ___ Pages



1.     Name of Reporting Person
       S.S. or I.R.S. Identification Nos. of Above Person

       MP VALUE FUND 5, LLC

2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.     SEC Use Only

4.     Sources of Funds (See Instructions)

               WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.     Citizenship or Place of Organization

               California

7.     Aggregate Amount Beneficially Owned by Each Reporting Person       851.5


8.     Check if the Aggregate in Row (7) Excludes Certain Shares
       (See Instructions)

                                                                             --

9.     Percent of Class Represented by Amount in Row (7)                  7.74%


10.    Type of Reporting Person (See Instructions)

                OO

CUSIP NO.   None          14D-1                              Page 4 of ___ Pages



1.    Name of Reporting Person
      S.S. or I.R.S. Identification Nos. of Above Person

      MACKENZIE PATTERSON SPECIAL FUND, L.P.

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.    SEC Use Only

4.    Sources of Funds (See Instructions)

              WC

5.    Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
      Items 2(e) or 2(f)
                                                                             --

6.    Citizenship or Place of Organization

              California

7.    Aggregate Amount Beneficially Owned by Each Reporting Person        851.5


8.    Check if the Aggregate in Row (7) Excludes Certain Shares
      (See Instructions)

                                                                             --

9.    Percent of Class Represented by Amount in Row (7)                   7.74%


10.   Type of Reporting Person (See Instructions)

               PN

CUSIP NO.   None         14D-1                              Page 5 of ___ Pages



1.     Name of Reporting Person
       S.S. or I.R.S. Identification Nos. of Above Person

       ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.     SEC Use Only

4.     Sources of Funds (See Instructions)

               WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.     Citizenship or Place of Organization

               Florida

7.     Aggregate Amount Beneficially Owned by Each Reporting Person       851.5


8.     Check if the Aggregate in Row (7) Excludes Certain Shares
       (See Instructions)

                                                                             --

9.     Percent of Class Represented by Amount in Row (7)                  7.74%


10.    Type of Reporting Person (See Instructions)

               PN

Item 1.      Security and Subject Company.

             (a) This Schedule relates to limited partnership interests (the "Units") in AMERICAN REPUBLIC REALTY FUND I, a Wisconsin limited partnership (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is 6210 Campbell Road, Suite 140, Dallas, Texas.

             (b) This Schedule relates to the offer by MP VALUE FUND 5, LLC; MORAGA FUND, L.P.; MACKENZIE PATTERSON SPECIAL FUND, L.P.; and ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD. (collectively the "Purchasers") to purchase up to 2,200 Units at a purchase price equal to $40 per Unit, less the amount of any distributions declared or made with respect to the Units between February 12, 1999 (the "Offer Date") and March 19, 1999, or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 12, 1999 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 11,000 Units issued and outstanding held by approximately 926 Unitholders as of December 31, 1997, according to its annual report on Form 10-K for the year then ended.

             (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.      Identity and Background.

             (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I and the Addendum of the Offer to Purchase is incorporated herein by reference.

             (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I and the Addendum in the Offer to Purchase is incorporated herein by reference. During the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I and the Addendum to the Offer to Purchaser nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.      Past Contacts, Transactions or Negotiations with the Subject
             Company.

             (a)-(b) See the discussion under the caption "Certain Information Concerning the Purchasers" in the Offer to Purchase for information concerning purchases of Units by certain of the Purchasers and their affiliates. Other than the foregoing, since January 1, 1994, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partner, or any directors or executive officers of any such affiliates or general partner.

Item 4.      Source and Amount of Funds or Other Consideration.

             (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

             (b)-(c) Not applicable.

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder.

             (a) - (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference. Other than as set forth therein, the Purchasers have no plans or proposals that would relate to or would result in any of the transactions, changes or other results described in Item 5(a) through (g) of Schedule 14D-1.

             (f)     Not applicable.

Item 6.      Interest in Securities of the Subject Company.

             (a) and (b) The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

             The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 8.      Persons Retained, Employed or To Be Compensated.

             None.

Item 9.      Financial Statements of Certain Bidders.

             Not applicable.

Item 10.     Additional Information.

             (a)     None.

             (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

             (d)     None.

             (e)     None.

             (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.     Material to be Filed as Exhibits.

             (a)(1)  Amended Offer to Purchase dated February 12, 1999

             (a)(2)  Letter of Transmittal

             (a)(3)  Form of Letter to Unitholders dated March 11, 1999

             (b)-(f) Not applicable.

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       March 15, 1999

MP VALUE FUND 5, LLC

By MacKenzie Patterson, Inc., Manager


             By:     /s/ Christine Simpson
                     Christine Simpson,  Vice President


MORAGA FUND, L.P.

By MacKenzie Patterson, Inc., General Partner


             By:     /s/ Christine Simpson
                     Christine Simpson,  Vice President


MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner


             By:     /s/ Christine Simpson
                     Christine Simpson,  Vice President


ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner


             By:     /s/ Christine Simpson
                     Christine Simpson,  Vice President

                                                   EXHIBIT INDEX


Exhibit              Description                                          Page


(a)(1)       Amended Offer to Purchase dated February 12, 1999

(a)(2)       Letter of Transmittal

(a)(3)       Form of Letter to Unitholders dated March 11, 1999